Stradley Ronon Stevens & Young, LLP 191 N. Wacker Drive, Suite 1601 Chicago, IL 60606 Telephone: (312) 964-3500

Alan P. Goldberg
agoldberg@stradley.com
312.964.3501

February 25, 2021

VIA EDGAR TRANSMISSION

Ms. Deborah L. O’Neal
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street N.E.
Washington DC 20549

RE:	Securian Funds Trust (file no. 811-04279)
Response to Comment on the Preliminary Proxy Statement Filed on Schedule 14A

Dear Ms. O’Neal:

This correspondence is being provided to you in response to the comment you provided to me via email on February 24, 2021, regarding the preliminary proxy statement for Securian Funds Trust (the “Trust”) that was filed on Schedule 14A (the “Proxy Statement”) with the Securities and Exchange Commission on February 19, 2021 (SEC Accession No. 0001104659-21-025552), with respect to SFT Ivy Growth Fund, a series of the Trust.

We confirm that all information required by Item 22 of Schedule 14A will be disclosed in the Definitive Proxy Materials.

Please direct questions or comments relating to this filing to me at (312) 964-3501.

Sincerely, /s/ Alan P. Goldberg Alan P. Goldberg